Canaccord Genuity LLC

535 Madison Avenue

New York, New York 10022

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Environmental Impact Acquisition Corp.
Registration Statement on Form S-1
File No. 333-251593
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Environmental Impact Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on January 13, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that 1,000 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed by the underwriters to whom the preliminary prospectus was furnished during the period from January 11, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Acting severally on behalf of themselves and the several underwriters
CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director